UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2018

Commission File Number: 001-37773

Merus N.V.

(Exact Name of Registrant as Specified in Its Charter)

Yalelaan 62

3584 CM Utrecht

The Netherlands

+31 30 253 8800

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On July 5, 2018, Merus N.V. issued a press release (the “Press Release”) announcing its 2018 annual general meeting of shareholders (the “AGM”) to be held on July 20, 2018 and made available to its shareholders on its website certain material related to the AGM (the “Shareholder Material”).

The Shareholder Material and Press Release are furnished herewith as Exhibits 99.1 through 99.6 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Convening Notice for Annual General Meeting of Shareholders of Merus N.V., Agenda, and Explanatory Notes to the Agenda

99.2	Dutch Statutory Board Report and Financial Statements of Merus N.V. for the Fiscal Year Ended December 31, 2017

99.3	Non-Executive Director Compensation Program

99.4	Changes to Non-Executive Director Compensation Program

99.5	Proxy Card for Registered Holders of Merus N.V.

99.6	Press Release of Merus N.V., dated July 5, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Merus N.V.

Date: July 5, 2018	By:	/s/ Ton Logtenberg
	Name:	Ton Logtenberg
	Title:	Chief Executive Officer